UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of

            1934 (Amendment No. 1

            )



Name of Issuer: Home State Holdings

Title of Class of Securities: Common

Cusip Number: 437368103

Name, Address and Telephone Number of Person authorized to
receive notices and communications:   Kenneth E. Leopold,
Senior Attorney, c/o Neuberger&Berman, LLC, 605 Third
Avenue, NY, NY 10158


Date of Event  which requires Filing  of this statement:
January 22, 1997


If the filing person has previously filed a statement on
schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
Note: Six copies of this statement , including all exhibits, should be filed with the Commission. See Rule
13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13 D

CUSIP NO.  437368103

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin Schwartz
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O

5.Check Box if disclosure of legal proceedings is
required
pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.
7. Sole Voting Power
     392,000

8.Shared voting power
     0

9.Sole dispositive power
     392,000

10. Shared dispositive power
     0

11. Aggregate amount beneficially owned by each
reporting person
     392,000
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     6.93%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "Shares") of Home State Holdings (the "Company"). The Address of the principal executive offices of the company is 3 South
Revmont Drive Shrewsbury, New Jersey  07702.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz

B) The business address of Marvin Schwartz is: c/o
Neuberger&Berman, LLC, 605 Third Avenue, New York, New
York 10158-3698.

C) Marvin Schwartz is a Principal of Neuberger &  Berman,
LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Principal of N&B.
The shares are held individually by Mr. Schwartz and others. The firm of N&B has no voting or dispositive power regarding these shares.

D) During the last five years Marvin Schwartz has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

E) During the last five years Marvin Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activited subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin Schwartz is a United States citizen.

ITEM 3  Source and Amounts of Funds
Marvin Schwartz now owns 40,000 Shares for his personal account. Since the transactions reported in Mr.
Schwartz's original Schedule 13D. Mr. Schwartz has purchased 0 shares for his personal securities account.
The total 40,000 Shares were acquired in several open market transactions, purchased between January 22, 1997 and January 22, 1997 for the total purchase cost of $310,662, including transaction charges. Those shares acquired were purchased with his personal funds.
In addition, Marvin Schwartz now beneficially owns 352,000 shares as follows:
352,000 shares owned by the N&B Profit Sharing Trust (the
"Plan"). Such shares are held in a securities account in the name of the plan with N&B and are held in street name.
Such shares were purchased with Plan Funds between September 12, 1996 and January 30, 1997 for a total purchase cost $2,689,689, including transaction charges.
Marvin Schwartz has sole dispositive power and voting power with respect to such shares.


ITEM 4 Purpose of Transaction

Marvin Schwartz purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.


ITEM 5 Interest in Securities of the Issuer

A) Due to a calculation error,Mr. Schwartz was inaccurately reported as the beneficial owner of 6.70% of the 5,660,000 shares outstanding. The purpose of this amendment is to correct the previous filing. Mr Schwartz currently owns 392,000 shares which represent 6.93% of the 5,660,000 shares outstanding.

B) Marvin Schwartz has the sole power to dispose of 392,000 shares and has shared dispositive power with regard to 0 shares. Marvin Schwartz has sole voting power with regard to 392,000 shares and has shared voting power with regard to 0 shares.


C) During the 60 days surrounding the event triggering this filing. Marvin Schwartz effected 9 open market transactions in the shares. The trade dates and prices are noted below:

     Trade Date     B/S  Shares         Price
     11/29/96  B    55,000
7.625
     12/03/96  B    70,000
7.75
     12/20/96  B    10,000         7.5
     12/26/96  B    25,000
7.625
     01/09/97  B    5,000
7.375
     01/22/97  B    14,000
7.75
     01/22/97  B    13,000
7.75
     01/22/97  B    13,000
7.75
     01/30/97  B    30,000         8


ITEM 6 Contracts, Agreements, Understandings or
Relationship with Respect to
Securities of Issuer
There are no agreements, contracts or understandings of

any kind between Marvin Schwartz and any other person

with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.






Dated:___________                  ___________________
                                   Marvin Schwartz